SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER




              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                          OF THE SECURITIES ACT OF 1934
                                (Amendment No. 3)



                       Vinings Investment Properties Trust
                                (Name of Issuer)


                       Vinings Investment Properties Trust
                                       and
                                  Peter D. Anzo
                      (Name of Person(s) Filing Statement)



             Common Shares of beneficial interest, without par value
                         (Title of Class of Securities)

                                    927428201
                      (CUSIP Number of Class of Securities)

                                  Peter D. Anzo
                      President and Chief Executive Officer
                        2839 Paces Ferry Road, Suite 1170
                                Atlanta, GA 30339
                                 (770) 984-9500

                                 WITH A COPY TO:
                              David W. Watson, P.C.
                               Goodwin Procter LLP
                                 Exchange Place
                                Boston, MA 02109

           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check appropriate box):

          a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b. [_] The filing of a registration statement under the Securities Act of 1933.

          c.   [_] A tender offer.

          d.   [_] None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE


Transaction Valuation:  $436,750                    Amount of filing fee:   $87

* This calculation is based upon one-50th of one percent multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the estimated number of pre-slit common shares that would otherwise be converted into fractional shares as a result of the Reverse Share Split multiplied by $3.20. This $3.20 multiplier constitutes the cash consideration to be paid for each pre-split common share in lieu of the issuance of any fractional shares, as determined by the Board of Trustees.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

          [X] Check the box if any part of the fee is offset by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid: $87           Filing Party:  Vinings Investment
                                                              Properties Trust

         Form or Registration No.:  Schedule 13E-3     Date Filed:  May 21, 2001

                                  INTRODUCTION



     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Vinings Investment Properties Trust ("Vinings") and Peter D. Anzo, the Chairman of the Board of Trustees, President and Chief Executive Officer of Vinings, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Vinings is submitting to its shareholders (1) a proposal to ratify a 1-for-1,000 reverse share split of Vinings' common shares of beneficial interest and Series A
Convertible Preferred Shares of beneficial interest, and (2) a proposal to approve amendments to Vinings' Certificate of Designation relating to the terms of its preferred shares, which will have the effect of preserving the dividend rights and the liquidation preference of the preferred shares after giving effect to the reverse share split.

     The reverse share split proposal is subject to the terms and conditions set forth in Vinings' Proxy Statement for its 2001 Annual Meeting of Shareholders scheduled to be held on Friday, September 14, 2001 (the "Annual Meeting"), which is incorporated herein by reference in its entirety. The other purposes of the Annual Meeting are to elect five trustees and transact such other business as may properly come before the Annual Meeting.

ITEM 1. SUMMARY TERM SHEET
--------------------------


     The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.



ITEM 2. SUBJECT COMPANY INFORMATION.
------------------------------------

     (a) NAME AND ADDRESS. Vinings Investment Properties Trust is the subject company. Its principal executive office is located at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339 and its telephone number is (770) 984-9500.

     (b) SECURITIES. The common shares trade on the over-the-counter Bulletin Board under the symbol "VIPIS." As of March 7, 2001, there were (i) 1,100,486 outstanding common shares, without par value, and 1,988,235 outstanding preferred shares, par value $.01 per share.

     (c) TRADING MARKET AND PRICE. The information set forth under the caption "Proposal 3 - Market for Registrant's Common Shares of Beneficial Interest" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) DIVIDENDS. Vinings paid dividends on its common shares for the fiscal year ended December 31, 1999 as follows:

      Record Date                  Payment Date              Dividend per share
      -----------------         -----------------        ----------------------

      August 16, 1999             September 1, 1999                $0.05

      November 26, 1999           December 8, 1999                 $0.05

     No dividends were paid for the fiscal year ended December 31, 2000 or year to date 2001.

     (e) PRIOR PUBLIC OFFERINGS. None.

     (f) PRIOR STOCK PURCHASES. Vinings does not have a stock repurchase plan in place. However, Vinings has purchased and continues to purchase fractional common shares for cash when properly presented pursuant to a 1-for-8 reverse share split that was approved by the shareholders in July 1996.

     In addition, the information set forth under the caption "Proposal 3 - Change of Control" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
------------------------------------------------

     (a) NAME AND ADDRESS. This Amendment No. 3 to Schedule 13E-3 is filed jointly by Vinings Investment Properties Trust, a Massachusetts business trust, and Peter D. Anzo, the Chairman of the Board of Trustees, President and Chief Executive Officer of Vinings. Vinings' principal executive office is located at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339 and its telephone number is (770) 984-9500. The business address and business telephone numbers for each filing person, executive officer and trustee is 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339 and the telephone number of each filing person is (770) 984-9500.


     (b) BUSINESS AND BACKGROUND OF ENTITIES. Not applicable.

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information required by
(1) and (2) of this item is set forth under the caption "Proposal 3 - Information Regarding Trustees" of the Proxy Statement and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (3) None of Vinings' executive officers or trustees were convicted in a criminal proceeding during the past five years.

          (4) None of Vinings' executive officers or trustees were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          (5) All of Vinings' executive officers and trustees are citizens of the United States.


ITEM 4. TERMS OF THE TRANSACTION.
---------------------------------

     (a) MATERIAL TERMS. The information set forth under the captions "General Information;" "Proposal 1 - Special Factors - Background of Reverse Share Split Proposal;" "Proposal 1 - Special Factors - Purpose and Reasons for Reverse Share Split Proposal;" "Proposal 1 - Special Factors - Fairness of Reverse Share Split Proposal;" "Proposal 1 - Special Factors - Structure of Reverse Share Split;" "Proposal 1 - Exchange of Share Certificates and Payment of Fractional Shares;" "Proposal 1 - Benefits and Detriments of Reverse Share Split to the Trust;" "Proposal 1 - Benefits and Detriments of the Reverse Share Split to Affiliated and Unaffiliated Shareholders;" "Proposal 1 - Conduct of Vinings' Business after Reverse Share Split;" "Proposal 1 - Source of Funds;" "Proposal 1 - Material Federal Income Tax Consequences;" "Proposal 1 - Dissenter's Rights; Escheat Laws;" "Proposal 1 - Intention to Terminate Public Registration;" "Proposal 2 - Descriptions of the Amendments;" and "Proposal 2 - Reasons for the Amendments to the Certificate of Designation;" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) DIFFERENT TERMS. None.

     (d) APPRAISAL RIGHTS. The information set forth under the caption "Proposal 1 - Dissenter's Rights; Escheat Laws" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None.

     (f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
---------------------------------------------------

     (a) TRANSACTIONS. The information set forth under the caption "Proposal 3 - Change of Control" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) SIGNIFICANT CORPORATE EVENTS. The information set forth under the caption "Proposal 3 - Certain Relationships and Related Transactions" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) NEGOTIATIONS OR CONTACTS. None.

     (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth under the captions "Proposal 1 - Benefits and Detriments of the Reverse Share Split to Affiliated and Unaffiliated Shareholders - Financial Effect on Shareholders - Preferred Shareholders;" and "Proposal 3 - Change of Control" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 6. PURPOSES OF THE REVERSE SHARE SPLIT AND PLANS OR PROPOSALS.
------------------------------------------------------------------

     (b) USE OF SECURITIES ACQUIRED. Outstanding common shares of beneficial interest, without par value, that would otherwise be combined into a fractional common share of beneficial interest of Vinings, without par value, will be cancelled. Outstanding preferred shares of beneficial interest, par value $.01 per share, will be combined into a fractional preferred share of beneficial interest, par value $.01 per share, if necessary, as set forth under the caption "Proposal 1 - Special Factors - Structure of Reverse Share Split" of the Proxy Statement, which is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. Otherwise no securities will be acquired in the transaction.

     (c) (1)-(8) PLANS. The information set forth under the captions "Proposal 1
- Special Factors - Purpose and Reasons for Reverse Share Split Proposal;" "Proposal 1 - Conduct of Vinings' Business after Reverse Share Split;" and "Proposal 1 - Benefits and Detriments of the Reverse Share Split to Affiliated and Unaffiliated Shareholders" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
----------------------------------------------------

     (a) PURPOSES OF THE REVERSE SHARE SPLIT. The information set forth under the caption "Proposal 1 - Special Factors - Purpose and Reasons for Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) ALTERNATIVES.  The information set forth under the captions "Proposal 1
- Special  Factors - Background of Reverse Share Split Proposal" and "Proposal 1
- Special Factors - Purpose and Reasons for Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) REASONS. The information set forth under the captions "Proposal 1 - Special Factors - Background of Reverse Share Split Proposal" and "Proposal 1 - Special Factors - Purpose and Reasons for Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) EFFECTS. The information set forth under the captions "Proposal 1 - Benefits and Detriments of Reverse Share Split to the Trust;" "Proposal 1 - Benefits and Detriments of the Reverse Share Split to Affiliated and Unaffiliated Shareholders;" and "Proposal 1 - Material Federal Income Tax Consequences" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


ITEM 8. FAIRNESS OF THE TRANSACTION.
------------------------------------

     (a) FAIRNESS. The information set forth under the caption "Proposal 1 - Special Factors - Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth under the caption "Proposal 1 - Special Factors - Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) APPROVAL OF SECURITY HOLDERS. The reverse share split is not structured so that approval of a majority of unaffiliated security holders is required.

     (d) UNAFFILIATED REPRESENTATIVE. The information set forth under the caption "Proposal 1 - Special Factors - Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) APPROVAL OF TRUSTEES. The reverse share split was approved by a majority of the trustees who are not employees of Vinings.

     (f) OTHER OFFERS. Not applicable.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
------------------------------------------------------

     (a) REPORT, OPINION OR APPRAISAL. See the information set forth under the caption "Proposal 1 - Special Factors - Fairness of Reverse Share Split Proposal" of the Proxy Statement which is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. See the information set forth under the caption "Proposal 1 - Special Factors - Fairness of Reverse Share Split Proposal" of the Proxy Statement which is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) AVAILABILITY OF DOCUMENTS. The Fairness Opinion of and Presentation to the Board of Directors by Ronald Whitman Weiss shall be made available for inspection and copying at the principal executive offices of Vinings during its regular business hours by any interested equity security holder of Vinings or representative who has been so designated in writing.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

     (a) SOURCE OF FUNDS. The information set forth under the captions "Proposal 1 - Benefits and Detriments of Reverse Share Split to the Trust;" and "Proposal 1 - Source of Funds" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) CONDITIONS. None.

     (c) EXPENSES. The information set forth under the caption "Proposal 1 - Benefits and Detriments of Reverse Share Split to the Trust" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) BORROWED FUNDS. On June 1, 2001 Vinings refinanced the existing mortgage loan on one of its apartment communities. The original principal amount of the new mortgage loan is $8,080,000, with a fixed interest rate of 6.99% per annum. Monthly payments of principal and interest of $53,702 will be made from the operating cash flow of the property securing the mortgage loan. The loan matures on June 1, 2011. After paying in full the balance due on the mortgage loan in effect prior to the refinancing and all costs associated with the new mortgage loan, approximately $1,600,000 in excess proceeds from the refinancing was used to reduce Vinings' revolving line of credit. Vinings anticipates using funds from its line of credit to make the cash payments for the fractional common shares resulting from the reverse share split. Interest payments on the line of credit will continue to be made from Vinings' operating cash flow.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
------------------------------------------------------

     (a) SECURITIES OWNERSHIP. The information set forth under the captions "Proposal 1 - Benefits and Detriments of the Reverse Share Split to Affiliated and Unaffiliated Shareholders;" and "Proposal 3 - Principal and Management Shareholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) SECURITIES TRANSACTIONS. None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
-------------------------------------------

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption "General Information - Voting" and "Proposal 1 - Special Factors - Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) Recommendations of Others. The information set forth under the caption "Proposal 1 - Special Factors - Fairness of Reverse Share Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


ITEM 13. FINANCIAL STATEMENTS.
------------------------------

     (a) FINANCIAL INFORMATION.

          (1) and (2) The  information  set forth under the  caption  "Financial
          Information"  of  the  Proxy  Statement  is  incorporated   herein  by
          reference pursuant to General Instruction F to Schedule 13E-3.

          (3) The ratio of earnings to fixed charges was (A) .65 and .66 for the
          fiscal   years  ended   December  31,  2000  and  December  31,  1999,
          respectively, and (B) .57 for the quarter ended March 31, 2001.


          (4) The book value per common share as of March 31, 2001 was a negative ($1.20).

     (b) PRO FORMA INFORMATION. None


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
----------------------------------------------------------------

     (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth under the caption "General Information - Expenses of Solicitation" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

     (b) EMPLOYEES AND CORPORATE ASSETS. None.


ITEM 15. ADDITIONAL INFORMATION.
-------------------------------

     (b) OTHER MATERIAL INFORMATION. None.


ITEM 16. EXHIBITS.
-----------------

     (a)(1) Definitive Proxy Statement of Vinings, including all appendices thereto and related Notice of Annual Meeting of Shareholders, incorporated herein by reference Definitive Proxy Statement filed with the Securities and Exchange Commission under cover of Schedule 14A contemporaneously with this Schedule.


     *(a)(2) Forms of Proxy.

     (b)(1) Commitment Letter dated April 20, 2001 from Berkshire Mortgage Finance Limited Partnership, incorporated by reference to Exhibit 16(b) to the original Schedule 13E-3 filed by Vinings with the Securities and Exchange Commission on May 21, 2000.

     *(b)(2) Multifamily Note dated June 1, 2001 between Vinings Communities, L.P., as borrower, and Berkshire Mortgage Finance Limited Partnership.

     *(b)(3) Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement dated June 1, 2001 between Vinings Communities, L.P., as grantor and Berkshire Mortgage Finance Limited Partnership, as grantee.

     *(c)(1) Fairness Opinion of Ronald Whitman Weiss dated March 8, 2001.

     *(c)(2) Presentation by Ronald Whitman Weiss to the Board of Directors on valuation of shares for tender offer or other transaction, including the Fairness Opinion, dated December 15, 2000.

     *(d)(1) Promissory Note dated March 1, 2000 in the amount of $1,285,000 between Peter D. Anzo and Watts Agent, L.P.

     *(d)(2) Margin Stock Pledge Agreement dated March 1, 2000 by Peter D. Anzo in favor of Watts Agent, L.P.

     *(d)(3) Amendment to Margin Stock Pledge Agreement dated March 1, 2000 by and among Peter D. Anzo and Watts Agent, L.P.

     *(d)(4) Units Purchase and Sale Agreement dated March 1, 2000 by and among Peter D. Anzo and Gilbert H. Watts, Jr.

     *(d)(5) Promissory Note dated February 4, 2000 in the amount of $500,000 between Peter D. Anzo and Christine Anzo and Regions Bank.

     (f) Not applicable.

     (g) Not applicable.

----------------
*Filed herewith.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                             VININGS INVESTMENT PROPERTIES TRUST





                             By:  /s/ Peter D. Anzo
                                  ---------------------------------------
                                 Peter D. Anzo
                                 Chairman, President and Chief Executive Officer


                                 August 6, 2001







                                  /s/ Peter D. Anzo
                                  ------------------
                                  PETER D. ANZO


                                  August 6, 2001

                               EXHIBIT 16 (A)(2)

PROXY
(COMMON SHARES)


                       VININGS INVESTMENT PROPERTIES TRUST


                  PROXY FOR 2001 ANNUAL MEETING OF SHAREHOLDERS
                        to be held on September 14, 2001

     The undersigned hereby constitutes and appoints Peter D. Anzo and Stephanie
A. Reed, and each of them singly, as Proxies of the undersigned, with full power to appoint his or her substitute, and authorizes each of them to represent and vote all common shares of beneficial interest of Vinings Investment Properties Trust held of record as of the close of business on July 27, 2001, at the 2001 Annual Meeting of Shareholders of Vinings to be held at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339, at 10:00 a.m. local time, on Friday, September 14, 2001, and at any adjournments or postponements thereof.


WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS SET FORTH IN PROPOSAL 1 AND PROPOSAL 2 AND "FOR" THE ELECTION OF THE FIVE NOMINEES FOR TRUSTEES. IN THEIR DISCRETION, THE PROXIES ARE EACH AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. A SHAREHOLDER WISHING TO VOTE IN ACCORDANCE WITH THE BOARD OF TRUSTEES' RECOMMENDATION NEED ONLY SIGN AND DATE THIS PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE.

The undersigned hereby acknowledge(s) receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders, the Proxy Statement and Vinings' Annual Report to Shareholders and hereby revoke(s) any proxy or proxies heretofore given. This proxy may be revoked at any time before it is exercised.

               THIS PROXY IS SOLICITED BY THE BOARD OF TRUSTEES OF
                       VININGS INVESTMENT PROPERTIES TRUST

        PLEASE VOTE AND SIGN ON THE OTHER SIDE AND RETURN PROMPTLY IN THE
                               ENCLOSED ENVELOPE.

                        DO NOT FORGET TO DATE YOUR PROXY.



                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE
                   ------------------------------------------

--------
   X     PLEASE MARK VOTE
         AS IN THIS EXAMPLE
--------



COMMON SHARES
-------------

     PROPOSAL 1. To approve a proposal to ratify a 1-for-1,000 reverse share split of Vinings' common shares of beneficial interest and Series A Convertible Preferred Shares of beneficial interest.

               --------                 --------                 -------
        FOR                   AGAINST                 ABSTAIN
               --------                 --------                 -------


     PROPOSAL  2.  To  approve  the  First   Amendment  to  the  Certificate  of
Designation Classifying and Designating a Series of Preferred Shares as Series A Convertible Preferred Shares of Vinings.

              --------                 --------                 -------
        FOR                   AGAINST                 ABSTAIN
              --------                 --------                 -------


     PROPOSAL 3. To elect five trustees, each to serve for a one year term until the election and qualification of his or her successor.

     NOMINEES: PETER D. ANZO, STEPHANIE A. REED, PHILL D. GREENBLATT, HENRY HIRSCH AND JOHN A. CHRISTY.


              --------               --------    ------- ______________________
        FOR               WITHHOLD                       For all nominees
              --------               --------    ------- except as noted above.


                    PLEASE SIGN NAME EXACTLY AS SHOWN. WHERE THERE IS MORE THAN ONE HOLDER, EACH SHOULD SIGN. WHEN SIGNING AS AN ATTORNEY, ADMINISTRATOR, GUARDIAN OR TRUSTEE, PLEASE ADD YOUR TITLE AS SUCH. IF EXECUTED BY A CORPORATION OR PARTNERSHIP, THE PROXY SHOULD BE SIGNED BY A DULY AUTHORIZED PERSON, STATING HIS OR HER TITLE OR AUTHORITY.



                    PLEASE BE SURE TO SIGN AND DATE THIS PROXY


SIGNATURE: ______________________________   SIGNATURE: _________________________

DATE: ___________________________________   DATE: ______________________________

PROXY
(SERIES A CONVERTIBLE PREFERRED SHARES)


                       VININGS INVESTMENT PROPERTIES TRUST


                  PROXY FOR 2001 ANNUAL MEETING OF SHAREHOLDERS
                        to be held on September 14, 2001

The undersigned hereby constitutes and appoints Peter D. Anzo and Stephanie A. Reed, and each of them singly, as Proxies of the undersigned, with full power to appoint his or her substitute, and authorizes each of them to represent and vote all preferred shares of beneficial interest of Vinings Investment Properties Trust held of record as of the close of business on July 27, 2001, at the 2001 Annual Meeting of Shareholders of Vinings to be held at 2839 Paces Ferry Road, Suite 1170, Atlanta, Georgia 30339, at 10:00 a.m. local time, on Friday, September 14, 2001, and at any adjournments or postponements thereof.


WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1 AND "FOR" PROPOSAL 2. IN THEIR DISCRETION, THE PROXIES ARE EACH AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. A SHAREHOLDER WISHING TO VOTE IN ACCORDANCE WITH THE BOARD OF TRUSTEES' RECOMMENDATION NEED ONLY SIGN AND DATE THIS PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE.

The undersigned hereby acknowledge(s) receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders, the Proxy Statement and Vinings' Annual Report to Shareholders and hereby revoke(s) any proxy or proxies heretofore given. This proxy may be revoked at any time before it is exercised.


               THIS PROXY IS SOLICITED BY THE BOARD OF TRUSTEES OF
                       VININGS INVESTMENT PROPERTIES TRUST


    PLEASE VOTE AND SIGN BELOW AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.


                        DO NOT FORGET TO DATE YOUR PROXY.


--------
   X     PLEASE MARK VOTE
         AS IN THIS EXAMPLE
--------



     PROPOSAL 1. To approve a proposal to ratify a 1-for-1,000 reverse share split of Vinings' common shares of beneficial interest and Series A Convertible Preferred Shares of beneficial interest.

              --------                 --------                 -------
        FOR                   AGAINST                 ABSTAIN
              --------                 --------                 -------


     PROPOSAL  2.  To  approve  the  First   Amendment  to  the  Certificate  of
Designation Classifying and Designating a Series of Preferred Shares as Series A Convertible Preferred Shares of Vinings.

              --------                 --------                 -------
        FOR                   AGAINST                 ABSTAIN
              --------                 --------                 -------


PLEASE SIGN NAME EXACTLY AS SHOWN. WHERE THERE IS MORE THAN ONE HOLDER, EACH SHOULD SIGN. WHEN SIGNING AS AN ATTORNEY, ADMINISTRATOR, GUARDIAN OR TRUSTEE, PLEASE ADD YOUR TITLE AS SUCH. IF EXECUTED BY A CORPORATION OR PARTNERSHIP, THE PROXY SHOULD BE SIGNED BY A DULY AUTHORIZED PERSON, STATING HIS OR HER TITLE OR AUTHORITY.


                                  PLEASE BE SURE TO SIGN AND DATE THIS PROXY

                         DATE:    ______________________________________________
                 SIGNATURE(S):    ______________________________________________
                                  ______________________________________________